Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 24, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Allurion Technologies, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted on May 24, 2024

CIK No. 0001964979

Ladies and Gentleman:

On behalf of our client, Allurion Technologies, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the follow-on registered offering of the Company’s common stock which is being made within one year of the Company’s initial registration statement under the Securities Act which was declared effective on July 7, 2023.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least forty-eight (48) hours prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act.

Please do not hesitate to contact me by telephone at (617) 570-1724 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Paul R. Rosie
Paul R. Rosie GOODWIN PROCTER LLP

cc:	(via email)

Shantanu Gaur, Chief Executive Officer, Allurion Technologies, Inc.

Brendan Gibbons, Chief Legal Officer, Allurion Technologies, Inc.

Danielle Lauzon, Goodwin Procter LLP

Jeffrey Letalien, Goodwin Procter LLP